

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2025

Cooper Werner
Chief Financial Officer
F5, Inc.
801 5th Avenue
Seattle, WA 98104

      Re: F5, Inc.
          Form 10-K for the year ended September 30, 2024
          File No. 000-26041

Dear Cooper Werner:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Scot Rogers